wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

16 February 2010

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.



Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.





Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 16 January 2010 and 15 February 2010 (inclusive)

- Notification in relation to voting rights and capital
- Preliminary announcement of fourth quarter and full year results 2009
- Notifications of Major Interests In Shares

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

- Preliminary announcement of fourth quarter and full year results 2009 (supplied above)

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	16:26 12-Feb-2010
Number	1057H16


wolfson
microelectronics

RNS Number : 1057H
Wolfson Microelectronics PLC
12 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	11th February 2010
6. Date on which issuer notified:	12th February 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone below 11%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB0033563130	12,548,170	12,548,170	N/A	N/A	12,537,052	N/A	10.88%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised / converted**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
CFD	N/A	N/A	N/A	129,875	0.11%	0.11%

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
12,666,927	10.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 12,666,927 (10.99%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLLLFFRFSIFLII

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	15:27 11-Feb-2010
Number	0361H15



RNS Number : 0361H
Wolfson Microelectronics PLC
11 February 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	10th February 2010
6. Date on which issuer notified:	11th February 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0033563130	12,141,815	12,141,815	N/A	N/A	12,548,170	N/A	10.89%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	129,875	0.11%	0.11%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
12,678,045	11.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 12,678,045 (11.00%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Final Results 2009
Released	07:00 09-Feb-2010
Number	8564G07



RNS Number : 8564G
Wolfson Microelectronics PLC
09 February 2010

9 February 2010

Wolfson Microelectronics plc

Fourth Quarter and Full Year Results to 3 January 2010

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces fourth quarter and audited full year results for 2009.

Mike Ruettgers, Chairman of Wolfson Microelectronics, said:

"2009 was a difficult year across the consumer electronics industry. Wolfson battened down the hatches, achieved its objectives and successfully expanded the product base. Current traction from the portfolio refresh underscores our confidence of returning to significant growth in the second half of 2010."

Key financials for full year 2009:

- Revenue of $121.3m (2008: $198.2m)
- Gross margin of 50.7% (2008: 50.9% before exceptional charge)
- Underlying* operating expenses reduced to $69.2m (2008: $77.9m)
- Underlying* operating loss of $7.7m (2008: $22.9m profit)
- Operating loss of $15.3m, before exceptional charge (2008: $14.7m profit before exceptional charges)
- Underlying* diluted loss per share of 3.8 cents (2008: 15.4 cents earnings)
- Diluted loss per share of 8.9 cents (2008: 6.5 cents earnings)
- Net cash inflow from operating activities of $11.8m (2008: $16.0m)
- Cash and short term deposits balance at 3 January 2010 of $97.8m (28 December 2008: $92.2m) and no debt

Key financials for fourth quarter 2009:

- Revenue of $27.5m (Q4 2008: $37.4m)
- Gross margin of 50.9% (Q4 2008: 49.5% before exceptional charge)
- Underlying* operating loss of $4.3m (Q4 2008: $0.8m profit)
- Operating loss of $5.9m (Q4 2008: $1.1m profit before exceptional charge)

Full year 2009 operational highlights:

- More than double the product development output compared with 2008, launching 34 new products, whilst holding R&D expenditure broadly flat
- Wolfson AudioPlus™ Power Management, MEMS Microphones and Noise Cancellation technologies, all now shipping and starting to generate revenue
- More than 250 design-ins with existing and new customers, including many Tier 1s. Around one-third are in volume production and the balance is expected to ramp during 2010
- New product developments increase Wolfson's serviceable addressable market (SAM) from $1.0bn in 2009 to $3.0bn in 2010 and this is expected to grow to $5.0bn by 2012

Post Period Developments:

- Extension of Wolfson's audio hubs family, which is primarily targeted at mobile phones, with the addition of the WM8995, the world's first digital audio hub solution
- Introduction of the WM9010 and the WM9090 audio amplifiers, targeted at high volume, mass market mobile phones, enabling Wolfson to compete across all handset tiers
- Introduction of the WM182, Wolfson's first stereo ear-bud noise cancelling headset reference solution

Outlook:

- Revenue visibility is improving with order lead times lengthening, but is highly dependent on customers new product introduction ramps
- Backlog for Q1 2010 is currently $23.0m compared to $24.1m at the equivalent point in Q4 2009
- Q1 2010 gross margin expected to remain in the range of 50% - 51%
- Encouraging design-in traction with new customer product releases improves confidence of significant revenue growth as Wolfson progresses through 2010

Commenting on the results, Mike Hickey, CEO of Wolfson Microelectronics, said:

"We expected 2009 to be a tough year due to poor market conditions, a portfolio in transition and well documented design losses at a major customer, and this proved to be the case. Given the challenging conditions that we faced at the beginning of 2009, we set ourselves the objectives of aggressively renewing our product portfolio whilst remaining financially prudent and conserving our healthy cash position.

"I am pleased to report that we successfully delivered on all those objectives and in doing so, have built solid foundations for growth. We introduced twice as many new products in 2009 as we did in 2008 and have significantly enhanced our portfolio across all product lines. All our new Wolfson AudioPlus™ products are now shipping and are starting to generate revenues. At the same time, we reduced our operating expenses by over 10% and increased our cash reserves.

"Looking forward, two-thirds of the 250 plus design-ins we secured in 2009 are expected to ramp into volume production during 2010, and this should increasingly benefit us as we progress through the year ahead. Meanwhile, our addressable market continues to grow as we further extend our portfolio. Given the improvements in our product competitiveness, evidenced by growing traction with customers, including many Tier 1 brands, and the increasing size of our addressable market, we believe we are well positioned to return to growth and sustainable profitability."

Enquiries:

Wolfson Microelectronics
Mike Hickey, CEO 020 7977 0020 On the day
Mark Cubitt, CFO 0131 272 7000 Thereafter

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Mike Hickey, CEO, and Mark Cubitt, CFO, will be hosting a presentation to investors and analysts at 09.30 GMT at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. An audio webcast of the Wolfson Microelectronics plc Full Year Results and presentation can be heard LIVE from 09.30 GMT via http://www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in +44 (0)20 3023 4494; US Dial-in +1 866 966 5335. A replay of the conference call is available from 10.30 GMT on: +44 (0)20 8196 1998 or +1 866 583 1035, Access Pin 606587#

*Underlying results exclude: charges for the amortisation of acquired intangible assets (2009: $5.0m; 2008: $5.0m) and share-based compensation charges (2009: $2.6m; 2008: $3.2m). Also, in 2009 and 2008 exceptional charges of $0.5m and $6.4m respectively are excluded. The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Overview

The challenging and uncertain economic conditions in 2009 adversely affected consumer confidence and spending, resulting in Wolfson's customers scaling back their orders to well below the level seen in 2008. Together with the previously announced design losses, this led to a decline in revenue to $121.3m (2008: $198.2m). Gross margin remained relatively stable at 50.7% (2008: 50.9%).

At the beginning of 2009, Wolfson set out with clear objectives to renew its portfolio, launch more products and increase the number of design-ins, whilst also conserving cash. The Company succeeded in achieving all of these objectives.

A record number of new products were introduced in the year (34 in 2009, compared with 17 in 2008). The new Wolfson AudioPlus™ technologies of Power Management, Micro-Electro-Mechanical Systems (MEMS) microphones and Ambient Noise Cancelling (ANC), are now shipping to customers and will contribute to revenues throughout 2010. Wolfson also achieved over 250 design-ins during 2009, with two-thirds of these still to ramp to volume production in 2010.

Net cash inflow from operating activities was $11.8m (2008: $16.0m), resulting in the net cash balance at 3 January 2010 increasing by $5.6m to $97.8m (28 December 2008: $92.2m).

The table below summarises the results for the 53 week period ended 3 January 2010 (before the exceptional charge of $0.5m) and the 52 week period ended 28 December 2008 (before exceptional charges of $6.4m).

	2009 $m	2008 $m
Revenue	**121.3**	**198.2**
Gross profit	61.5	100.8
Overheads		
Research & development	(37.6)	(39.8)
Distribution & selling	(19.9)	(24.2)
Administrative	(11.7)	(13.9)
Underlying* operating (loss) / profit	**(7.7)**	**22.9**
Amortisation charges	(5.0)	(5.0)
Share based compensation charges	(2.6)	(3.2)
Operating (loss) / profit	**(15.3)**	**14.7**
Net financing income	1.0	2.3
(Loss) / profit before tax	**(14.3)**	**17.0**
Income tax	4.4	(4.7)
(Loss) / profit after tax	**(9.9)**	**12.3**
Underlying* diluted (loss)/earnings per share (cents)	(3.8)	15.4
Average £/$ exchange rate	1.59	1.88

*Underlying results exclude: charges for the amortisation of acquired intangible assets (2009: $5.0m; 2008: $5.0m) and share-based compensation charges (2009: $2.6m; 2008: $3.2m). Also, in 2009 and 2008 exceptional charges of $0.5m and $6.4m respectively are excluded. The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Operational Review

During 2009, Wolfson continued to benefit from its strong market position in mobile phones which accounted for approximately 30% of Company revenue in 2009. This was despite a fall in sales primarily as a result of a leading customer changing its product mix faster than expected to a new mobile handset not featuring a Wolfson product.

Growth was demonstrated across various applications, such as flat panel televisions (which now account for around 8% of total revenues), eBook readers and Blu-ray DVDs.

The Asian market accounted for over 75% of Company revenue in 2009 (compared with 68% in 2008).

The product portfolio has been significantly enhanced with new products across all product lines. Wolfson introduced 34 new products in 2009, double the number in 2008.

Design-in traction has been good across most market segments, with over 250 new design-ins achieved across Wolfson's customer base, including many with Tier 1 customers.

Wolfson AudioPlus™ Update

The past year saw Wolfson's portfolio make significant progress. The new Wolfson AudioPlus™ products (power management products, MEMS microphones, noise cancelling and sound enhancement software products and solutions) all made significant progress during the year and started contributing revenue.

This wider portfolio enables Wolfson to offer fuller solutions, add more value and provide more "parts per board" into each end consumer product. With the additions to the Wolfson AudioPlus™ portfolio achieved in 2009, the Company believes it has increased its addressable market from $1bn in 2009 to $3bn in 2010, and expects it to grow to $5bn by 2012 as the product portfolio is expanded further.

Highlights for the year include:

Audio Products

During the year Wolfson introduced over 20 new products across its core audio product lines. These devices have been very well received by customers and a total of over 200 design-ins across multiple applications have been achieved. Many of these design-ins are with Tier 1 global consumer electronics manufacturers. The majority of these will ramp to volume production in 2010.

Wolfson's low power audio product line has been significantly refreshed by the introduction of 9 new products resulting in over 80 design-ins in such applications as digital still cameras, video cameras, netbooks, multimedia players, mobile phones, eBook readers and console gaming.

Building on years of success with audio devices, Wolfson has developed an architecture-defining family of mixed-signal hubs. This next generation of feature-rich hubs deliver world-class audio and mixed-signal performance to a vast range of digital consumer products including mobile phones and portable media players.

In the third quarter of 2009, Wolfson reported its first sales into a new Tier 1 mobile phone customer with a handset launched for the US market. In addition, Wolfson audio hubs products were selected for more than 15 high-volume consumer electronics products across handsets and portable media players. Building on this momentum, the Company has secured 50 significant hub design-ins during the year, many with Tier 1 customers, with the vast majority expected to ramp to volume production during 2010.

Today, the Company is announcing an extension of this hubs family with the addition of the WM8995, the world's first digital audio hub solution, designed for mobile handsets and other portable devices that require differentiated, high quality audio. The WM8995 enables best-in-class playback performance at lowest power consumption, whilst providing advanced accessory detection benefits, resulting in lowest complete bill of materials cost by virtue of digital connectivity.

In addition, Wolfson is launching the WM9090 and the WM9010, the two latest additions to the Company's audio amplifier portfolio. These will feature in a variety of the world's most highly integrated mobile phones aimed at the mass market. Good traction with Tier 1 mobile phone manufacturers has resulted in 29 design-ins, most of which will ramp to volume production in 2010.

Likewise Wolfson's high performance audio line has launched 6 new products including best-in-class ADCs, DACs and codecs. Over 40 design-ins include Blu-ray DVDs, flat panel LCD and LED televisions, set top boxes and gaming consoles with new customers including multiple Tier 1 Japanese and Korean consumer electronics companies.

Power Management

During the year, Wolfson launched a new family of power management integrated circuits (PMICs), including the WM8310, WM8311 and WM8312. These products deliver unprecedented programmability for ease of design-in, allowing customers to maximise battery life without compromising on application processor performance.

Wolfson achieved notable design-ins with Microsoft's next generation portable media player, the Zune HD, Samsung's M1 portable media player, and IREX Technologies' new touch-screen eReader, the DR800SG. The Company's power management offering was further strengthened with the launch of the WM8320, a smaller, more efficient and lower cost power management solution for applications that use ARM-based processors, particularly mobile internet devices (MIDs) and smartphones. Throughout the year there were 24 new design-ins, of which 16 are still to ramp to volume production during 2010.

Noise Cancellation & Soundware

Wolfson's unique and revolutionary myZone™ feed-forward ambient noise cancellation (ANC) technology is integrated into some leading brand headsets including Nokia's Bluetooth Stereo Headset BH-905.

To further enhance the Company's offering in this area, Wolfson is introducing the WM182, a cost competitive ANC ear-bud headset reference solution, which can be customised and branded by customers and sold alongside their own handsets. Many customers, including multiple Tier 1s, have sampled and are currently evaluating the headset. A range of additional headset products will follow later in the year.

In 2009, Wolfson complemented its discrete component ANC solution with the introduction of the WM2000, its first chip solution for mobile phones. Focusing on the receive path, it employs active 'anti-noise', which cancels out background noise around the listener's ear and enables them to enjoy crystal clear telephone conversations and music in noisy environments. The Company is engaged with most Tier 1 and Tier 2 mobile handset providers with a view to integrating this unique new technology into their products.

True Mics

Wolfson's unique proprietary process for its MEMS-based silicon microphone products is now in volume production.

The Company has successfully sampled at over 50 customers across a wide range of applications including mobile phones, gaming consoles and digital still cameras.

Financial Review

Fourth quarter ended 3 January 2010

The Company's financial performance for Q4 2009 is summarised below.

	Q4 2009		Q3 2009^		Q4 2008^	
	$m	% revs	$m	% revs	$m	% revs
Revenue	27.5		35.4		37.4	
Gross profit	**14.0**	**50.9%**	**18.0**	**51.0%**	**18.5**	**49.5%**
Overheads						
Research & development	(9.8)	35%	(10.0)	28%	(9.0)	24%
Distribution & Selling	(5.4)	20%	(5.1)	14%	(5.3)	14%
Administration	(3.1)	11%	(2.5)	7%	(3.4)	9%
Underlying* operating (loss) / profit	**(4.3)**	**-15%**	**0.4**	**1%**	**0.8**	**2%**
Share based compensation	(0.3)	1%	(0.9)	3%	(0.7)	2%
Amortisation charges	(1.3)	5%	(1.2)	3%	(1.2)	3%
Operating loss	**(5.9)**	**-21%**	**(1.7)**	**-5%**	**(1.1)**	**-3%**
Net Interest Income	0.1	-	0.2	1%	0.6	2%
Loss before tax	**(5.8)**	**-21%**	**(1.5)**	**-4%**	**(0.5)**	**-1%**
Income tax	2.0		0.4		0.2	
Loss after tax	**(3.8)**	**-14%**	**(1.1)**	**-3%**	**(0.3)**	**-1%**

^ The figures are stated before exceptional charge of $0.5m in Q3 2009 and $3.5m in Q4 2008 and associated tax benefit of $0.1m and $0.9m respectively.
* Underlying results are reconciled to the results reported in accordance with IFRS in notes 6 and 7 to the financial information.

Revenue for Q4 2009 amounted to $27.5m, a decrease of $7.9m from Q3 2009 revenue of $35.4m (Q4 2008: $37.4m). The decrease partly reflects the shift in product mix at a major customer following a previously announced design loss. The largest customer in Q4 2009 represented 11% of total revenue (Q3 2009: 12%, Q4 2008: 18%).

Gross profit was $14.0m compared with $18.0m in Q3 2009 (Q4 2008: $18.5m). Gross margin dropped marginally to 50.9% of revenue from 51.0% in Q3 2009 (Q4 2008: 49.5%) as a result of a change in product mix.

Total underlying operating expenses were $18.3m in Q4 2009 compared with $17.6m in Q3 2009 (Q4 2008: $17.7m). The $0.7m increase from Q3 2009 includes a $0.2m non-cash charge on the retranslation of the IAS19 opening pension liability, which is denominated in sterling. Excluded from underlying expenses are: i) share-based compensation, calculated in accordance with IFRS 2, together with the related payroll tax amounting to $0.3m, down from $0.9m in Q3 2009 as a result of lapsing of executive share awards where the performance conditions were not met (Q4 2008: $0.7m) and ii) amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounting to $1.3m, up slightly from the $1.2m for both Q3 2009 and Q4 2008.

Underlying operating loss was $4.3m, compared with a $0.4m profit in Q3 2009 (Q4 2008: $0.8m profit), the decline being as a result of the fall in revenues.

53 weeks ended 3 January 2010

Income Statement

Revenue decreased by 39% to $121.3m (2008: $198.2m) as the general decline in consumer electronics spend was compounded by the impact of design losses at a major customer. The loss before tax and exceptional charges was $14.3m (2008: $17.0m profit); the decline of $31.3m from 2008 can be attributed mainly to:

- fall in revenue of $77m reducing gross profit by $39m
- decline in interest income of $1m reflecting fall in US$ deposit rates

partly offset by:

- reduction in overheads of $9m (underlying overheads down 11%)

Gross profit in 2009 was $61.5m, down 39% from the previous year (2008: $100.8m before the exceptional charge). The gross margin percentage was broadly maintained at 50.7% against 50.9% in 2008 before exceptional items, as efficiencies were achieved in the supply and production chain to offset the impact of reduced volumes.

An exceptional charge of $0.5m was booked in the third quarter of 2009 to cover the remaining lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury (2008: exceptional charges of $2.9m covering restructuring costs and a $3.5m inventory write-down).

Wolfson has continued its focus on overhead management. Total underlying overheads, excluding exceptional charges, amortisation of acquired intangibles and share-based compensation charges, amounted to $69.2m, compared to $77.9m in 2008, a decrease of 11%.

The Company's continual investment in new product development and best in class engineering tools is imperative to Wolfson'sgrowth strategy and long-term competitiveness. Expenditure on research and development, excluding non-cash charges such as amortisation and share-based compensation charges, fell by 6% to $37.6m or 31% of revenue (2008: $39.8m or 20% of revenue). The decrease resulted from an increase in underlying sterling spend offset by the favourable exchange rate movement.

Distribution and selling expenses, excluding the exceptional charge and share-based compensation charges, decreased by 18% to $19.9m or 16% of revenue (2008: $24.2m or 12% of revenue). The reduction reflects the reduced product volumes shipped in the year, the full year impact of the restructuring in 2008 and the impact of the favourable exchange rate movement.

Administrative expenses, excluding share-based compensation charges, decreased by 16% to $11.7m or 10% of revenues (2008: $13.9m or 7% of revenue) through tight cost control and the favourable exchange rate movement.

Share-based compensation charges, calculated in accordance with IFRS 2, together with the associated payroll taxes amounted to $2.6m in 2009, compared to $3.2m in 2008, the decrease being attributed to the lapsing of share-based awards under various executive schemes where the non-market performance conditions have not been met.

Intangible asset amortisation charges on the 2007 acquisitions amounted to $5.0m (2008: $5.0m). The projected amortisation charge for 2010 is expected to increase to $5.3m.

Underlying operating loss was $7.7m, compared to a profit of $22.9m or 12% of revenue in 2008.
Net financing income reduced to $1.0m (2008: $2.3m). The finance expense of $1.3m booked in 2009 relates mainly to the interest on the pension scheme obligation and notional interest on the discounted deferred consideration on the acquisitions, both being non-cash items.

Taxation

The effective rate of tax for 2009 was 31% (2008: 28%), benefiting from additional allowances on research and development expenditure. However, this benefit was partly offset by the partial non- deductibility of share-based compensation charges on awards above the current share price. The projected effective tax rate for 2010 is expected to be around 28%.

Cash Flow & Balance Sheet

Summarised Consolidated Cash Flow

	2009 **$m**	**2008** **$m**
(Loss) / profit before tax, after exceptional charges	**(14.8)**	**10.6**
Depreciation & amortisation	13.9	14.4
Net finance income	(1.0)	(2.3)
EBITDA	**(1.9)**	**22.7**
Share-based compensation charge	2.3	3.7
Change in working capital	11.9	(2.3)
Foreign exchange	0.4	(1.3)
Income taxes paid	(0.9)	(6.8)
Net cash flow from operating activities	**11.8**	**16.0**
Capital expenditure	(6.2)	(6.3)
Free cash flow	**5.6**	**9.7**
Purchase of own shares for cancellation	-	(6.7)
Deferred consideration payments	(2.4)	(3.6)
Interest received	2.2	3.5
Foreign exchange gains / (losses)	0.2	(0.3)
Net cash inflow	**5.6**	**2.6**
Opening cash balances	92.2	89.6
Closing cash balances	**97.8**	**92.2**

Cash and short-term deposits amounted to $97.8m at 3 January 2010 (28 December 2008: $92.2m). The Company has no debt.

Net cash inflow from operating activities was $11.8m (2008: $16.0m) driven by an inflow from working capital of $11.9m (2008: an outflow of $2.3m).

During 2009, the Company paid $2.4m (2008: $3.6m) on deferred consideration as milestones were achieved on the 2007 acquisitions of Sonaptic (ANC) and Oligon (MEMS).

Cash outflow on capital expenditure amounted to $6.2m (2008: $6.3m). This represented spend on software licences, IT upgrade and MEMS equipment.

The value of inventory held at 3 January 2010 was $11.3m or 72 days inventory (28 December 2008: $19.0m or 91 days inventory). It is anticipated that inventory levels will average around 80 - 90 days in 2010 to meet fluctuations in demand. Trade receivables amounted to $14.2m or 43 days sales outstanding at 3 January 2010 (28 December 2008: $18.0m or 50 days sales outstanding). It is expected that the number of days sales outstanding will average around 40 - 50 in 2010. Trade payables at 3 January 2010 amounted to $10.2m or 48 days purchases (28 December 2008: $5.1m or 29 days purchases). It is anticipated that the number of days purchases will average around 45 - 60 in 2010.

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, approximately two-thirds of operating costs are denominated in sterling, and this represents a structural currency exposure derived from the UK base of the Company. During 2009 there was currency hedging in place throughout the year, ranging from three to six months forward in time, with an average rate over the year of $1.59 to £1 (2008: $1.88 to £1). It is estimated that going into 2010 every one cent decrease in the US dollar/sterling exchange rate has the effect of increasing the Company's operating profit by $300,000 on an annualised basis. To give some short term certainty, the first quarter's sterling dominated overheads for 2010 have been hedged at an average rate of $1.62 to £1. The remainder of 2010 remains largely un-hedged, although the plan is to take out further currency hedges as the Company progresses through the year.

Share repurchases

In light of the uncertain macroeconomic environment and the priority to conserve cash, the Board suspended the share re-purchase programme in 2009 with no share purchases made by the Company in 2009. In 2008 the Company purchased and cancelled 3.2 million shares for a total consideration of $6.7m.

Condensed consolidated income statement

For the period ended 3 January 2010

	Notes	53 weeks 2009 Period from 29 December 2008 to 3 January 2010			52 weeks 2008 Period from 31 December 2007 to 28 December 2008		
		Before exceptional charge (Audited)	Exceptional charge (Note 5) (Audited)	Total (Audited)	Before exceptional charges (Audited)	Exceptional charges (Note 5) (Audited)	Total (Audited)
		$'000	$'000	$'000	$'000	$'000	$'000
Revenue	4	121,331	-	121,331	198,199	-	198,199
Cost of sales		(59,850)	-	(59,850)	(97,402)	(3,500)	(100,902)
Gross profit	4	61,481	-	61,481	100,797	(3,500)	97,297
Distribution and selling costs	6	(20,780)	(500)	(21,280)	(25,174)	(743)	(25,917)
Research and development expenses	6	(44,012)	-	(44,012)	(46,014)	(127)	(46,141)
Administrative expenses	6	(11,989)	-	(11,989)	(14,917)	(1,980)	(16,897)
Operating (loss) / profit	7	(15,300)	(500)	(15,800)	14,692	(6,350)	8,342
Financial income		2,306	-	2,306	4,210	-	4,210
Financial expenses		(1,316)	-	(1,316)	(1,922)	-	(1,922)
Net financing income		990	-	990	2,288	-	2,288
(Loss) / profit before tax		(14,310)	(500)	(14,810)	16,980	(6,350)	10,630
Income tax credit / (expense)	8	4,446	140	4,586	(4,659)	1,695	(2,964)
(Loss) / profit for the period attributable to the Owners of the Company		(9,864)	(360)	(10,224)	12,321	(4,655)	7,666
Basic (loss) / earnings per share (cents)	9			(8.88)			6.52
Diluted (loss) / earnings per share (cents)	9			(8.88)			6.50

The results for the 53 week period ended 3 January 2010 and for the 52 week period ended 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors.

Condensed consolidated income statement

For the period ended 3 January 2010

	Notes	Q4 2009 13-week period from 5 October 2009 to 3 January 2010 (Unaudited)	Q4 2008 13 week period from 29 September 2008 to 28 December 2008			Q3 2009 13 week period from 6 July 2009 to 4 October 2009		
			Before exceptional charge (Unaudited)	Exceptional charge (Note 5) (Unaudited)	Total (Unaudited)	Before exceptional charge (Unaudited)	Exceptional charge (Note 5) (Unaudited)	Total (Unaudited)
		$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	4	27,544	37,442	-	37,442	35,364	-	35,364
Cost of sales		(13,543)	(18,898)	(3,500)	(22,398)	(17,325)	-	(17,325)
Gross profit	4	14,001	18,544	(3,500)	15,044	18,039	-	18,039
Distribution and selling costs	6	(5,540)	(5,526)	-	(5,526)	(5,318)	(500)	(5,818)
Research and development expenses	6	(11,328)	(10,521)	-	(10,521)	(11,765)	-	(11,765)
Administrative expenses	6	(2,985)	(3,592)	-	(3,592)	(2,733)	-	(2,733)
Operating loss	7	(5,852)	(1,095)	(3,500)	(4,595)	(1,777)	(500)	(2,277)
Financial income		391	930	-	930	486	-	486
Financial expenses		(369)	(331)	-	(331)	(301)	-	(301)
Net financing income		22	599	-	599	185	-	185
Loss before tax		(5,830)	(496)	(3,500)	(3,996)	(1,592)	(500)	(2,092)
Income tax credit	8	2,028	253	918	1,171	472	140	612
Loss for the period attributable to the Owners of the Company		(3,802)	(243)	(2,582)	(2,825)	(1,120)	(360)	(1,480)
Basic (loss) / earnings per share (cents)	9	(3.30)			(2.44)			(1.29)
Diluted (loss) / earnings per share (cents)	9	(3.30)			(2.44)			(1.29)

The above quarterly information is not audited

Condensed consolidated statement of comprehensive income
For the period ended 3 January 2010

	Q4 2009 13-week period from 5 October 2009 to 3 January 2010 (Unaudited) $'000	Q4 2008 13-week period from 29 September to 28 December 2008 (Unaudited) $'000	Q3 2009 13-week period from 6 July 2009 to 4 October 2009 (Unaudited) $'000	**2009 53-week period from 29 December 2008 to 3 January 2010 (Audited) $'000**	2008 52-week period from 31 December 2007 to 28 December 2008 (Audited) $'000
(Loss) / profit for the period	**(3,802)**	(2,825)	(1,480)	**(10,224)**	7,666
Other comprehensive income:					
Actuarial (loss) / gain on net defined benefit obligations	**(604)**	276	-	**(2,875)**	(344)
Deferred tax on net defined benefit obligations recognised in equity	**169**	(78)	-	**805**	96
Foreign exchange translation differences on foreign operations	**4**	(18)	-	**3**	(5)
Effective portion of changes in fair value of cash flow hedges	**(8)**	(1,051)	-	**1,043**	(1,051)
Other comprehensive income for the period	**(439)**	(871)	-	**(1,024)**	(1,304)
Total comprehensive income for the period attributable to Owners of the Company	**(4,241)**	(3,696)	(1,480)	**(11,248)**	6,362

The results for the 53 week period ended 3 January 2010 and for the 52 week period ended 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information is not audited.

Condensed consolidated balance sheet
As at 3 January 2010

	Notes	As at 3 January 2010 (Audited) $'000	As at 4 October 2009 (Unaudited) $'000	As at 28 December 2008 (Audited) $'000
Assets				
Property, plant and equipment		**32,094**	32,638	34,401
Intangible assets		**35,866**	37,644	40,651
Total non-current assets		**67,960**	70,282	75,052
Inventories		**11,289**	10,966	18,989
Current tax assets		**3,107**	-	-
Trade and other receivables		**16,624**	21,527	21,222
Short-term deposits		**83,251**	91,380	79,607
Cash and cash equivalents		**14,519**	8,947	12,586
Total current assets		**128,790**	132,820	132,404
Total assets	*4*	**196,750**	203,102	207,456
Equity				
Issued capital		**192**	192	192
Share premium account		**58,873**	58,873	58,801
Capital redemption reserve		**503**	503	503
Hedging reserve		**(8)**	-	(1,051)
Retained earnings		**108,455**	112,542	117,885
Total equity attributable to equity holders of the parent		**168,015**	172,110	176,330
Liabilities				
Employee benefits	*10*	**2,283**	3,675	1,347
Provisions		**91**	150	-
Deferred tax liabilities		**2,294**	1,726	5,345
Other payables		**5,851**	3,912	6,244
Total non-current liabilities		**10,519**	9,463	12,936
Income tax payable		**-**	-	896
Trade and other payables, including derivatives		**17,959**	21,179	17,294
Provisions		**257**	350	-
Total current liabilities		**18,216**	21,529	18,190
Total liabilities		**28,735**	30,992	31,126
Total equity and liabilities		**196,750**	203,102	207,456

The financial position as at 3 January 2010 and as at 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information at 4 October 2009 is not audited.

Condensed consolidated statement of changes in equity

	Attributable to owners of the Company					
	Share capital	**Share premium**	**Capital redemption reserve**	**Hedging reserve**	**Retained earnings**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Profit for the period	-	-	-	-	7,666	7,666
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(344)	(344)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	96	96
Foreign exchange translation differences on foreign operations	-	-	-	-	(5)	(5)
Effective portion of changes in fair value of cash flow hedges				(1,051)	-	(1,051)
Total comprehensive income for the period ended 28 December 2008	-	-	-	(1,051)	7,413	6,362
Equity settled transactions, including tax effect	-	-	-	-	2,711	2,711
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase of own shares by the Company	(6)	-	6	-	(6,661)	(6,661)
	(6)	27	6	-	(3,927)	(3,900)
Balance at 28 December 2008	192	58,801	503	(1,051)	117,885	176,330
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(10,224)	(10,224)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,875)	(2,875)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	805	805
Foreign exchange translation differences on foreign operations	-	-	-	-	3	3
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,043	-	1,043
Total comprehensive income for the period ended 3 January 2010	-	-	-	1,043	(12,291)	(11,248)
Equity settled transactions, including tax effect	-	-	-	-	2,861	2,861
Share options exercised by employees	-	72	-	-	-	72
	-	72	-	-	2,861	2,933
Balance at 3 January 2010	**192**	**58,873**	**503**	**(8)**	**108,455**	**168,015**

Condensed consolidated statement of cash flows

For the period ended 3 January 2010

	Q4 2009	Q4 2008	Q3 2009	**53 weeks 2009**	52 weeks 2008
	13 week period from 5 October 2009 to 3 January 2010	13 week period from 29 September 2008 to 28 December 2008	13 week period from 6 July 2009 to 4 October 2009	**period from 29 December 2008 to 3 January 2010**	period from 31 December 2007 to 28 December 2008
	(Unaudited)	(Unaudited)	(Unaudited)	**(Audited)**	(Audited)
	$'000	$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
(Loss) / profit for the period	**(3,802)**	(2,825)	(1,480)	**(10,224)**	7,666
Adjustments for:					
Depreciation and amortisation	**3,456**	3,518	3,614	**13,893**	14,379
Foreign exchange (gains) / losses	**(131)**	(758)	(237)	**364**	(1,281)
Net financing income	**(22)**	(599)	(185)	**(990)**	(2,288)
Equity-settled share-based payment expenses	**38**	712	950	**2,254**	3,671
Income tax (credit) / expense	**(2,028)**	(1,171)	(612)	**(4,586)**	2,964
	(2,489)	(1,123)	2,050	**711**	25,111
(Increase) / decrease in inventories	**(323)**	8,439	4,017	**7,700**	6,559
Decrease / (increase) in trade and other receivables	**4,808**	11,953	(2,936)	**3,916**	12,917
(Decrease) / increase in trade and other payables	**(1,331)**	(10,085)	(498)	**2,693**	(19,222)
Decrease in provisions and employee benefits	**(2,200)**	(2,529)	(49)	**(2,340)**	(2,562)
Cash generated from the operations	**(1,535)**	6,655	2,584	**12,680**	22,803
Income taxes paid	**(87)**	(294)	(39)	**(864)**	(6,794)
Net cash (outflow) / inflow from operating activities	**(1,622)**	6,361	2,545	**11,816**	16,009

Condensed consolidated statement of cash flows *(continued)*

For the period ended 3 January 2010

	Q4 2009	Q4 2008	Q3 2009	**53 week period ended 3 January 2010**	52 week period ended 28 December 2008
	$'000	$'000	$'000	**$'000**	$'000
Cash flows from investing activities					
Interest received	**270**	1,008	381	**2,190**	3,484
Acquisition of property, plant and equipment and intangible assets	**(1,332)**	(571)	(2,758)	**(6,165)**	(6,310)
Deferred consideration paid for acquisition of subsidiaries	**-**	(1,120)	(800)	**(2,400)**	(3,633)
Amounts withdrawn from/(placed on) short-term deposits	**8,129**	(5,975)	(315)	**(3,644)**	(6,185)
Net cash inflow / (outflow) from investing activities	**7,067**	(6,658)	(3,492)	**(10,019)**	(12,644)
Cash flows from financing activities					
Proceeds from the issue of share capital	**-**	-	70	**72**	27
Purchase and cancellation of own shares	**-**	(2,092)	-	**-**	(6,661)
Interest paid	**(26)**	(10)	(5)	**(72)**	(94)
Net cash (outflow) / inflow from financing activities	**(26)**	(2,102)	65	**-**	(6,728)
Net increase / (decrease) in cash and cash equivalents	**5,419**	(2,399)	(882)	**1,797**	(3,363)
Cash and cash equivalents at start of period	**8,947**	15,157	9,668	**12,586**	16,183
Effect of exchange rate fluctuations on cash held	**153**	(172)	161	**136**	(234)
Cash and cash equivalents at end of period	**14,519**	12,586	8,947	**14,519**	12,586
Cash and cash equivalents at end of period	**14,519**	12,586	8,947	**14,519**	12,586
Short-term deposits at end of period	**83,251**	79,607	91,380	**83,251**	79,607
Total cash and short-term deposits at end of period	**97,770**	92,193	100,327	**97,770**	92,193

The results for the 53 week period ended 3 January 2010 and for the 52 week period ended 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information is not audited.

Notes to the Preliminary Announcement

1. Financial Information

This press release contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and fifty-three week periods ended 3 January 2010. The comparative periods are the thirteen and fifty-two week periods ended 28 December 2008.

The financial information set out in this announcement for the fifty-three week period ended 3 January 2010 and the fifty-two week period ended 28 December 2008 does not constitute the Company's statutory accounts for these periods within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the fifty-two week period ended 28 December 2008 have been delivered to the Registrar of Companies, and are available on the Company's website at www.wolfsonmicro.com , and those for the fifty-three week period ended 3 January 2010 will be delivered in due course. Both sets of accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("adopted IFRS"). The auditors have reported on those financial statements; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985 in respect of the financial statements for 2008 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the financial statements for 2009. This preliminary announcement was authorised by the Board on 8 February 2010.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com .

2. Basis of preparation

The financial information set out in this announcement has been prepared on the historical cost convention and in accordance with International Financial Reporting Standards as adopted by the European Union ("adopted IFRS"). The financial information is presented in US dollars rounded to the nearest thousand. The accounting policies adopted by the Group in this financial information are consistent with those used in the consolidated financial statements for the fifty-two week period ended 28 December 2008, except for the following changes as described below.

As reported in the half yearly report for the 27 week period ended 5 July 2009, the following new standards and amendments to standards are mandatory for financial periods commencing on 1 January 2009 and, as the Group's current financial year commenced on 29 December 2008, it is therefore adopting these standards early:

- *IAS 1 (revised) 'Presentation of financial statements'*: This revised standard requires entities to prepare a statement of comprehensive income. All 'non-owner changes in equity' are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and statement of comprehensive income. Owner changes in equity are shown in a statement of changes in equity. The condensed financial statements have been prepared under the revised disclosure requirements. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

2. Basis of preparation *(continued)*

- *IFRS 8 'Operating segments'*: IFRS 8 replaces IAS 14 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a reduction in the number of reportable segments presented, as the previously reported segments of 'Consumer audio products ', 'Digital Imaging applications' and 'Portable applications' are no longer used for internal reporting purposes.

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer of the Company.

  There has been no impact on the measurement of the Group's assets and liabilities as a result of the adoption of this standard. Comparative segmental information has been re-presented in conformity with the transitional requirements of IFRS 8 (note 4). Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2009 and have been adopted early. None of these have had a significant impact on the reported results.

- IAS 23 (amendment) 'Borrowing costs';
- IFRS 2 (amendment) 'Amendments to IFRS 2 Share-based Payment - Vesting Conditions and Cancellations';
- IAS 32 and IAS 1 (amended) 'Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation';
- IFRIC 13 'Customer loyalty programmes'; and
- IAS 39 and IFRS 7 (amended) 'Amendments to IAS 39 Financial instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures - Reclassification of Financial Assets'.

As permitted by IAS 1 : *Presentation of Financial Statements*, the Group has disclosed additional information in respect of exceptional charges on the face of the income statement in order to aid understanding of the Group's financial performance. An item is treated as exceptional if it is considered that by virtue of its nature, scale or incidence and of such significance that separate disclosure is required for the financial statements to be properly understood.

In the process of applying the Group's accounting policies, management necessarily makes judgments and estimates that have a significant effect on the amounts recognised in the condensed financial statements. Changes in the assumptions underlying the estimates could result in a significant impact to the financial information. The most critical of these accounting judgment and estimation areas are included in the Company's 2009 consolidated financial statements and the main areas of judgment and estimation are similar to those disclosed in the financial statements for the fifty-two week period ended 28 December 2008.

3. Basis of consolidation of the Group

The financial information consolidates the results of and net assets of Wolfson Microelectronics plc and its subsidiaries. The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the purchase method of accounting.

4. Segment information

The chief operating decision-maker has been identified as the Chief Executive Officer of the Company. The Chief Executive Officer reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Chief Executive Officer considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

> *Pure Sound* - this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power', 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

4. Segment information *(continued)*

	Q4 2009 Period from 5 October 2009 to 3 January 2010	Q4 2008 Period from 29 September 2008 to 28 December 2008	Q3 2009 Period from 6 July 2009 to 4 October 2009	53 weeks 2009 Period from 29 December 2008 to 3 January 2010	52 weeks 2008 Period from 31 December 2007 to 28 December 2008
	$000	$000	$000	$000	$000
Segment revenue:					
Pure Sound	24,650	36,347	33,882	116,149	194,511
Other operating segments	2,894	1,095	1,482	5,182	3,688
Total revenue for the period	27,544	37,442	35,364	121,331	198,199
Reportable segment gross profit					
Pure Sound	12,513	18,123	17,109	58,712	98,894
Other operating segments	1,488	421	930	2,769	1,903
Total segment gross profit for the period	14,001	18,544	18,039	61,481	100,797

4. Segment information *(continued)*

A reconciliation of gross profit to total (loss) / profit before income tax is provided as follows:

	Q4 2009 Period from 5 October 2009 to 3 January 2010	Q4 2008 Period from 29 September 2008 to 28 December 2008	Q3 2009 Period from 6 July 2009 to 4 October 2009	53 weeks 2009 Period from 29 December 2008 to 3 January 2010	52 weeks 2008 Period from 31 December 2007 to 28 December 2008
	$000	$000	$000	$000	$000
Gross profit for reportable segments	14,001	18,544	18,039	61,481	100,797
Exceptional inventory write-downs	-	(3,500)	-	-	(3,500)
Gross profit for the period	14,001	15,044	18,039	61,481	97,297
Corporate overheads	(19,853)	(19,639)	(19,816)	(76,781)	(86,105)
Restructuring costs	-	-	-	-	(2,850)
Exceptional onerous lease charges	-	-	(500)	(500)	-
Operating (loss) / profit for the period	(5,852)	(4,595)	(2,277)	(15,800)	8,342
Financial income	391	930	486	2,306	4,210
Financial expense	(369)	(331)	(301)	(1,316)	(1,922)
(Loss) / profit before tax	(5,830)	(3,996)	(2,092)	(14,810)	10,630

4. Segment information *(continued)*

Reportable segments' assets are reconciled to total assets as follows:

	As at 3 January 2010	As at 4 October 2009	As at 28 December 2008
	$'000	$'000	$'000
Total assets for reportable segments	-	-	-
Assets for other operating segments	-	-	-
Goodwill and acquired intangible assets: from acquisition of Sonaptic Limited	29,098	30,518	33,807
Goodwill and acquired intangible assets: from acquisition of Oligon Limited	5,704	5,775	5,809
Other unallocated assets	161,948	166,809	167,840
Consolidated total assets	196,750	203,102	207,456

5. Exceptional charge

During the 53 week period ended 3 January 2010 (in quarter three), an exceptional charge of $0.5 million has been recognised in respect of the remaining onerous lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury (*2008: exceptional charges of: $2.85 million in respect of restructuring costs in quarter three 2008; and $3.5 million in respect of exceptional write down of inventory in quarter four 2008*).

6. Operating expenses: reconciliation from Underlying to IFRS

	Underlying	Share-based compensation	Amortisation of acquired intangible assets	Exceptional charges	IFRS
	$000	$000	$000	$000	**$000**
Q4 2009					
period from 5 October 2009 to 3 January 2010					
Distribution and selling costs	**(5,421)**	(119)	-	-	**(5,540)**
Research and development expenses	**(9,770)**	(304)	(1,254)	-	**(11,328)**
Administrative expenses	**(3,053)**	68	-	-	**(2,985)**
	(18,244)	(355)	(1,254)	-	**(19,853)**
Q4 2008					
period from 28 September to 28 December 2008					
Distribution and selling costs	(5,335)	(191)	-	-	(5,526)
Research and development expenses	(8,967)	(297)	(1,257)	-	(10,521)
Administrative expenses	(3,368)	(224)	-	-	(3,592)
	(17,670)	(712)	(1,257)	-	(19,639)
Q3 2009					
period from 6 July to 4 October 2009					
Distribution and selling costs	(5,070)	(248)	-	(500)	(5,818)
Research and development expenses	(10,034)	(477)	(1,254)	-	(11,765)
Administrative expenses	(2,508)	(225)	-	-	(2,733)
	(17,612)	(950)	(1,254)	(500)	(20,316)

6. Operating expenses: reconciliation from Underlying to IFRS *(continued)*

	Underlying	Share-based compensation	Amortisation of acquired intangible assets	Exceptional charges	IFRS
	$000	$000	$000	$000	**$000**
53 weeks 2009					
period from 29 December 2008 to 3 January 2010					
Distribution and selling costs	**(19,913)**	(867)	-	(500)	**(21,280)**
Research and development expenses	**(37,571)**	(1,425)	(5,016)	-	**(44,012)**
Administrative expenses	**(11,710)**	(279)	-	-	**(11,989)**
	(69,194)	(2,571)	(5,016)	(500)	**(77,281)**
52 weeks 2008					
period from 31 December 2007 to 28 December 2008					
Distribution and selling costs	(24,138)	(1,036)	-	(743)	(25,917)
Research and development expenses	(39,816)	(1,178)	(5,020)	(127)	(46,141)
Administrative expenses	(13,938)	(979)	-	(1,980)	(16,897)
	(77,892)	(3,193)	(5,020)	(2,850)	(88,955)

7. Operating (loss) / profit : reconciliation from Underlying to IFRS

	Q4 2009 Period from 5 October 2009 to 3 January 2010	Q4 2008 Period from 29 September 2008 to 28 December 2008	Q3 2009 Period from 6 July 2009 to 4 October 2009	**53 weeks 2009 Period from 29 December 2008 to 3 January 2010**	52 weeks 2008 Period from 31 December 2007 to 28 December 2008
	$000	$000	$000	**$000**	$000
Underlying operating (loss) / profit	**(4,243)**	874	427	**(7,713)**	22,905
Share-based compensation and related payroll taxes	**(355)**	(712)	(950)	**(2,571)**	(3,193)
Amortisation of acquired intangible assets	**(1,254)**	(1,257)	(1,254)	**(5,016)**	(5,020)
Exceptional charges	**-**	(3,500)	(500)	**(500)**	(6,350)
Operating (loss) / profit (IFRS)	**(5,852)**	(4,595)	(2,277)	**(15,800)**	8,342

8. Income tax credit / (expense)

The income tax credit for the fifty-three week period ended 3 January 2010 reflects an effective rate of 31% *(2008: expense of 28%)*, benefiting from additional allowances on research and development expenditure. However, this benefit was partly offset by the partial non-deductibility of share-based compensation charges on awards above the current share price. The projected effective tax rate for 2010 is expected to be around 28%.

9. Earnings per share

	Q4 2009 Period from 5 October 2009 to 3 January 2010 $000	Q4 2008 Period from 29 September 2008 to 28 December 2008 $000	Q3 2009 Period from 6 July 2009 to 4 October 2009 $000	**53 weeks 2009 Period from 29 December 2008 to 3 January 2010 $000**	52 weeks 2008 Period from 31 December 2007 to 28 December 2008 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(3,802)**	(2,825)	(1,480)	**(10,224)**	7,666
Exceptional charges after tax*	**-**	2,582	360	**360**	4,655

Amortisation of acquired intangible assets*	**903**	923	903	**3,612**	3,620
Share-based payment expenses and related payroll taxes*	**255**	509	684	**1,851**	2,283
Underlying (loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(2,644)**	1,189	467	**(4,401)**	18,224
	cents	cents	cents	**cents**	cents
Basic (loss) / earnings per share	**(3.30)**	(2.44)	(1.29)	**(8.88)**	6.52
Diluted (loss) / earnings per share	**(3.30)**	(2.44)	(1.29)	**(8.88)**	6.50
Underlying basic (loss) / earnings per share	**(2.29)**	1.03	0.41	**(3.82)**	15.51
Underlying diluted (loss) / earnings per share	**(2.29)**	1.03	0.40	**(3.82)**	15.45

* After the estimated tax impact of this charge

9. Earnings per share *(continued)*

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

	Q4 2009 Period from 5 October 2009 to 3 January 2010	Q4 2008 Period from 29 September 2008 to 28 December 2008	Q3 2009 Period from 6 July 2009 to 4 October 2009	**53 weeks ended 3 January 2010**	52 weeks ended 28 December 2008
	No. of shares	No. of shares	No. of shares	**No. of shares**	No. of shares
Issued ordinary shares at start of period	**115,238,980**	116,420,980	115,125,980	**115,120,980**	118,276,980
Effect of shares issued during the period from exercise of employee share options	-	-	34,291	**39,875**	33,608
Effect of shares cancelled during the period following purchase by Company of own shares	-	(845,978)	-	-	(791,389)
Weighted average number of ordinary shares at end of period – for basic (loss) / earnings per share and for diluted loss per share	**115,238,980**	115,575,002	115,160,271	**115,160,855**	117,519,199

Effect of dilutive share options in issue	**374,297**	269,975	450,369	**398,288**	465,704
Weighted average number of ordinary shares at end of period – for diluted earnings per share	**115,613,277**	115,844,977	115,610,640	**115,559,143**	117,984,903

10. Employee benefits

Defined benefit obligations
The defined benefit pension obligation is calculated using an actuarial update as at 3 January 2010. The Company makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities. The Company also has a Group Personal Pension Plan which is a defined contribution pension scheme.

	At 3 January 2010	At 28 December 2008
	$000	$000
Present value of funded obligations	**(22,191)**	(14,382)
Fair value of plan assets	**19,908**	13,035
Recognised liability for defined benefit obligations	**(2,283)**	(1,347)

The main reasons for the increase in the present value of funded obligations as at 3 January 2010, compared to the position as at 28 December 2008, were: the reduction in the discount rate assumption from 6.50% to 5.66%; the increase in the inflation assumption from 3.00% to 3.70% and the strengthening of sterling compared to the US dollar over the period.

The expense is recognised in the following line items in the income statement:

	53 weeks ended 3 January 2010	52 weeks ended 28 December 2008
	$000	$000
Distribution and selling costs	**45**	117
Research and development expenses	**126**	327
Administrative expenses	**51**	133
Total current service costs	**222**	577
Exchange differences:		
Distribution and selling costs	**42**	(93)
Research and development expenses	**117**	(260)
Administrative expenses	**48**	(107)
	207	(460)
Financial income	**(801)**	(1,148)
Financial expense	**996**	1,256

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	09:37 29-Jan-2010
Number	3370G09


wolfson

RNS Number : 3370G
Wolfson Microelectronics PLC
29 January 2010

Edinburgh, 29 January 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,238,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,238,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	16:28 28-Jan-2010
Number	3035G16



RNS Number : 3035G
Wolfson Microelectronics PLC
28 January 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	27th January 2010
6. Date on which issuer notified:	28th January 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone below 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0033563130	12,221,514	12,221,514	N/A	N/A	12,141,815	N/A	10.54%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	448,113	0.39%	0.39%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
12,589,928	10.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
BlackRock Investment Management (UK) Limited - 12,589,928 (10.93%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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